March 30, 2001


Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549-1004

ATTN:  Zandra Y. Bailes


RE:      Withdrawal of Form S-6 filing accepted 2/28/01
         (Accession Number 0000820027-01-500031)
         IDS Life Variable Life Separate Account
         CIK: 0000768836
         SEC File No. 333-56314

Dear Ms. Bailes:

We hereby respectfully request withdrawal of the Form S-6 filing made on behalf of IDS Life Variable Life Separate Account (CIK: 0000768836) and accepted by the Securities and Exchange Commission on February 28, 2001 (Accession Number 0000820027-01-500031). On February 28, 2001, our firm inadvertently sent the above referenced S-6 filing under the wrong EDGAR submission type. As a result, it was filed as a new S-6, instead of a 485APOS for a different file number as we had originally intended. Further, this filing made with the incorrect submission type was assigned a new 33 Act number, 333-56314.

In order to correct the inaccurate EDGAR submission type, we hereby respectfully request that the following changes be made to the EDGAR files:

o    Withdraw the S-6 listed above (accession number: 0000820027-01-500031)

o    De-activate file number 333-56314

Regarding the originally intended filing, we have today made a post-effective amendment filing for File No. 33-622547 under the correct submission type 485APOS. Thank you for your help in this matter. If you have any questions, please call me at (612) 671-3794.

Sincerely,



/s/ James M. Odland
    James M. Odland
    Counsel